Exhibit 99.1

TRINITY BIOTECH PLC
 (Incorporated and registered in Ireland with registered number 183476)

December 23, 2021
Dear Shareholder,

Extraordinary General Meeting of Trinity Biotech plc (the “Company” or “we”)

On behalf of the board of directors (the "Board") of the Company, I enclose notice of an extraordinary general meeting of the Company to be held at the Company’s registered office at IDA Business Park, Bray, Co. Wicklow, Ireland on January 25, 2022 at 11:00 AM (the "EGM").

I believe that the votes to be taken at this EGM are some of the most important, if not the most important, in the history of the Company. I therefore urge each shareholder of the Company to carefully consider the contents of this letter and the enclosed notice.

Vote “yes” to each proposal at the EGM

As described in our press release of December 15, 2021, the Company has entered into refinancing transactions (the “Refinancing”) with respect to the outstanding $99.9m exchangeable senior notes issued by our subsidiary, Trinity Biotech Investment Limited, and guaranteed by the Company (the “Notes”).  Under the terms of the Notes any holder may elect to have their Notes repurchased by the Company in April 2022, at par.  It is for this reason that the board of directors of the Company has, along with its financial adviser Piper Sandler & Co, sought to proactively refinance the Notes and negotiate their early repayment at a discount to their par value.

We are very pleased to enter into the Refinancing with Perceptive Advisors. As a specialist healthcare financer I am confident that they will be a great partner to Trinity Biotech as we embark on our next phase of development. As stated in the past, our board has been very focused on finding a financing solution for the Notes with the best interests of shareholders and the Company in mind. To that end, after a very extensive process, I believe that the Refinancing provides the best available solution to the Company’s capital needs in a way that minimizes the dilution to existing shareholders and positions the Company for future growth while reducing gross debt by approximately $19m.

The Refinancing is conditional on, among other things, the approval by our shareholders of each and every one of the proposals to be put to the EGM (which are described below in the section entitled “Shareholder Approval”).  As a result, if any one or more of the resolutions to be put to the EGM are not passed by the requisite majority the Refinancing cannot proceed and the Company will be subject to major insolvency risk which may result in the bankruptcy, reorganization and/or the break-up of the Company, which in turn would most likely lead to a significant destruction of shareholder value, including dilution or even an elimination of shareholders’ interests in the Company.

We urge shareholders to support the Refinancing and protect their investment in the Company and therefore recommend a vote in favor of each of the resolutions by following the instructions on the voting card received.

Copies of the transaction documents related to the Refinancing are available on EDGAR, the electronic filing platform maintained by the United States Securities and Exchange Commission, in Forms 6-K filed by the Company on December 16, 2021 and December 23, 2021. The documents are also available on our investor relations web page via a click-through to EDGAR.

Directors: Ronan O’Caoimh (Chairman and Chief Executive Officer), John Gillard (Chief Financial Officer), Jim Walsh PhD, Kevin Tansley, Clint Severson, James D. Merselis

 Registered office: IDA Business Park, Bray, County Wicklow, Ireland

Shareholder Approval

Resolutions 1, 2 and 3 are proposed as ordinary resolutions of the Company, meaning that each must be approved by a simple majority of the votes cast at the EGM.  Resolution 4 is proposed as a special resolution of the Company, meaning that it must be approved by not less than 75% of the votes cast at the EGM.

Resolution 1

The terms of the Refinancing require the Company to increase its existing authorized share capital.  This obligation has been imposed on the Company so that the lenders under the Refinancing have comfort that the Company can effectively manage its capital structure into the future in a manner similar to our US-incorporated peers.  The proposed increase is intended to increase the authorized share capital by approximately the number of Ordinary Shares issuable by the Company in the form of American Depositary Shares as part of the Refinancing (or approximately 16% of the Company’s existing authorized share capital).  This is the first such increase since 2007.

The passing of this resolution is a condition to the consummation of the Refinancing.

Resolution 2

The Company’s articles of association require us to seek shareholder approval when we intend to engage in certain borrowing activities.  As a result, we are required by the terms of the Refinancing to seek our shareholders’ general approval of the Refinancing before the Company can proceed with the Refinancing.

The passing of this resolution is a condition to the consummation of the Refinancing.

Resolution 3

Under Irish law the directors of an Irish public company (such as ours) may only allot and issue “relevant securities” (comprising, subject to certain exceptions, new shares and rights to subscribe for, or convert any security into, new shares) once generally or specifically authorized to do so by its constitution or by an ordinary resolution of its shareholders. A general authorization may be granted in respect of up to the entirety of a company’s authorized but unissued share capital and for a maximum period of five years, at which point it must be renewed by another ordinary resolution of the company’s shareholders.  As the terms of the Refinancing require certain issuances of shares and rights to subscribe for new shares, the parties to the Refinancing require assurance that our Company can meet its obligations under the Refinancing.

In addition, it should be noted that the restrictions on the issuance of new shares that apply to the Company do not apply to our US-incorporated peers.  Consequently, this obligation was imposed on the Company so that the lenders are in no worse position than if they had entered into a financing agreement with a US-incorporated company listed on NASDAQ.

This authority will allow the Company to issue new shares up to its maximum authorized share capital (as may be increased pursuant to resolution 1) for general corporate and working capital purposes as well as to fulfill its obligations under the terms of the Refinancing for a period of 4 years from the date of passing the resolution, in line with the term of the loan provided to us under the Refinancing.

The passing of this resolution is a condition to the consummation of the Refinancing.

Resolution 4

As with Resolutions 1 and 3, this Resolution is a requirement of the terms of the Refinancing.  Subject to certain exceptions, Irish law provides shareholders with statutory pre-emption rights when “equity securities” (comprising, subject to certain exceptions, new shares and rights to subscribe for, or convert any security into, new shares) are issued for cash.  However, it is possible for such statutory pre-emption rights to be generally or specifically dis-applied in a company’s constitution or by a resolution approved by not less than 75% of the votes cast, in person or by proxy, at a general meeting of shareholders at which a quorum is present (referred to under Irish law as a “special resolution”). Such general dis-application of pre-emption rights may be given in respect of up to the entirety of a company’s authorized but unissued share capital and for a maximum period of five years, at which point it must be renewed by another special resolution of the company’s shareholders.

Resolution 4 is proposed to allow the Company to issue new shares for cash pursuant to Resolution 3 without statutory pre-emption rights applying for a period of 4 years from the passing of the resolution, in line with the term of the loan provided to us under the Refinancing.  For the reasons already outlined in Resolutions 1 and 3, this obligation was imposed on the Company so that the lender is in no worse position than if it had entered into a financing agreement with a US-incorporated company listed on NASDAQ.

The passing of this resolution is a condition to the consummation of the Refinancing.

How to Vote

Given the short period of time until the EGM we would strongly encourage you to vote your shares in advance of the meeting in accordance with the instructions set out below and on the proxy card enclosed with this letter.

Should you require assistance with voting your Ordinary Shares / ADSs please contact our proxy solicitor, Innisfree M&A Incorporated at (800) 422-8620 (from the United States or Canada) or +1 (412) 232-3651 (from other locations) right away.

ADS holders

If you hold our ordinary shares, par value $0.0109, in ADS form (i.e., your shares are held as American Depository Shares through the program’s depositary, The Bank of New York Mellon (“BNY”), you will receive voting instructions: (i) from BNY directly, in the case of registered holders of ADSs (sometimes referred to as holding ADSs “of record”), or (ii) in the case of ADSs held beneficially (ie, “in street”), from the holder of record of such ADSs.  You must follow the instructions received in order to vote your shares.

If you have any queries or difficulties in voting your ADS holding, please contact Innisfree M&A Incorporated at the numbers set out above.

Registered Ordinary Shareholders

For those registered Ordinary Shareholders who are not attending the meeting, we would strongly encourage you to vote your shares by completing, signing and returning the enclosed form of proxy as soon as possible. To be valid, forms of proxy duly signed together with the power of attorney or such other authority (if any) under which they are signed (or certified copy of such power or authority), must be lodged with the Company Secretary (c/o Computershare Investor Services Ireland, 3100 Lake Drive, Citywest Business Campus, Dublin 24, D24 AK82, Ireland) not later than January 23, 2022 at 11:00 am (or in the case of an adjournment, 48 hours before the time appointed for the holding of the meeting).

Please follow the simple instructions set forth on the proxy card you receive to vote your shares. If you have any queries or difficulties in voting your holding of Ordinary Shares, please contact Innisfree M&A Incorporated at the numbers set out above.

Recommendation

As already noted, a failure to pass any resolution to be put to the EGM by the requisite majority will result in great uncertainty for the future of the Company and likely significant destruction of shareholder value.  Consequently, the board of directors of the Company unanimously recommends a vote “for” each of the resolutions set out in the notice of meeting attached to this letter.

Your attention to the serious matters set out in this letter and the attached notice of meeting is appreciated.

Ronan O’Caoimh
Chairman

December 23, 2021